SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 10
DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.
an indirect, wholly owned subsidiary of Getinge AB
and
GETINGE AB

(Names of Filing Person (Offerors))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander, President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$896,405,642	$35,229

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $53.00 per share by 16,913,314, the number of shares of Common Stock, par value $0.01 per share (“Shares”), of Datascope Corp. (“Datascope”) outstanding on a fully diluted basis as of September 12, 2008, as represented by Datascope in the Agreement and Plan of Merger among Datascope, Getinge AB and DaVinci Merger Sub, Inc., which Shares consist of (a) 15,911,514 Shares issued and outstanding and (b) 1,001,800 Shares subject to issuance upon exercise of outstanding options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$35,229 Schedule TO	Filing Party: Date Filed:	DaVinci Merger Sub, Inc. and Getinge AB September 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 30, 2008 (as previously amended, the “Schedule TO”), relating to the offer by Getinge AB, a Swedish Aktiebolag (“Getinge”) and DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a price per share equal to $53.00, net to the seller in cash, without interest and subject to any required withholding of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Purchaser, Getinge and Datascope.
     Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
ITEMS 1, 4, 8 AND 11.
     Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:
     “On January 14, 2009, Getinge announced that it had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, at the end of January 21, 2009. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, January 13, 2009. The Depositary has advised Getinge and Purchaser that, as of 5:00 p.m., New York City time, on January 13, 2009, an aggregate of approximately 15,007,487 Shares, representing approximately 93% of the total outstanding Shares, had been validly tendered and not withdrawn in the Offer. The Offer continues to be conditioned upon the other conditions described in Section 14—“Conditions to the Offer” of the Offer.”
     On January 14, 2009, Getinge issued a press release regarding the extension of the Offer, the full text of which is filed as Exhibit (a)(5)(M) to and is incorporated by reference herein.

ITEM 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
          “(a)(5)(M) Press Release issued by Getinge, dated January 14, 2009, announcing the extension of the Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.
Dated: January 14, 2009

DAVINCI MERGER SUB, INC.
By:	/s/ Ulf Grunander
	Name:	ULF GRUNANDER
	Title:	PRESIDENT

GETINGE AB
By:	/s/ Ulf Grunander
	Name:	ULF GRUNANDER
	Title:	CFO

EXHIBIT INDEX

(a)(5)(M)	Press Release issued by Getinge, dated January 14, 2009, announcing the extension of the Offer.